Exhibit 77C     Van Kampen Asian Equity Fund




   A Special Meeting of Shareholders (the "Meeting") of the Van Kampen Asian Equity Fund (the "Fund"), a series of the Van Kampen Series Fund, Inc., a Maryland Corporation, was held at the offices of Van Kampen Investments Inc., 1 Parkview Plaza, Oakbrook Terrace, IL 60181, on Thursday, October 30, 2003, at 3:30 p.m. for the purpose of approving the reorganization, liquidation and dissolution of the Fund.

  The proposal requested shareholders to approve an Agreement and Plan of Reorganization pursuant to which the Van Kampen Asian Equity Fund would (i) transfer all of its assets and liabilities to the Van Kampen Emerging Markets Fund in exchange solely for Class A, B and C shares of the Van Kampen Emerging Markets Fund, (ii) distribute such shares of to the holders of shares of the Van Kampen Emerging Markets Fund and
(iii) be dissolved.

  Having received the necessary vote, the approval of the Reorganization of the Fund pursuant to an Agreement and Plan of Reorganization was approved with the following results: 3,253,774 shares were voted for the proposal; 334,088 shares voted against the proposal and 134,594 shares abstained from voting.